M3-BRIGADE ACQUISITION VI CORP.
1700 Broadway

19th Floor
New York, New York 10019

August 22, 2025

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Benjamin Holt and Pamela Long

Re:	M3-Brigade Acquisition VI Corp. Registration Statement on Form S-1 Filed August 4, 2025, as amended

File No. 333-289225

Dear Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of M3-Brigade Acquisition VI Corp. (the “Company”) be accelerated to 4:30 p.m. Eastern Time on August 26, 2025, or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Raphael M. Russo of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309.

* * * * *

Very truly yours,

By:	/s/ Eric Greenhaus
	Name:	Eric Greenhaus
	Title:	Chief Financial Officer

[Signature Page to Acceleration Request—M3-Brigade Acquisition VI Corp.]